SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2006

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)
Klybeckstrasse 141
4002 Basel
Switzerland
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑  Form 40-F ☐
     (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)
Yes ☐   No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On February 20, 2006, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland, issued a news release announcing its entry into a definitive agreement to sell its textile effects business to Huntsman Corporation for CHF 332 million in cash and assumed debt. A copy of the news release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description

99.1	News Release dated February 20, 2006 of Ciba Specialty Chemicals Holding Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.
(Registrant)

Date February 21, 2006	By	/s/ Oliver Strub	/s/ Max Dettwiler
		Oliver Strub Head Corporate Law	Max Dettwiler Head Taxes, Insurance & Corporate Law